

November 19, 2010

Via U.S. Mail

Mr. John Salamon
Chief Executive Officer
Salamon Group, Inc.
4080 Paradise Road, #15-901
Las Vegas, NV   89169

   Re: Salamon Group, Inc.
     Item 4.01 Form 8-K
     Filed November 12, 2010
     File No. 0-50530

Dear Mr. Salamon:

  We have completed our review of your filings and have no further comments at this time.

       Sincerely,

       Kevin Vaughn
       Accounting Branch Chief